

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2019

Sean M. Moran
Chief Financial Officer
Corbus Pharmaceuticals Holdings, Inc.
500 River Ridge Drive
Norwood, MA 02062

      Re: Corbus Pharmaceuticals Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2018
            Filed March 12, 2019
            Form 10-Q for the Quarterly Period Ended March 31, 2019
            Filed May 9, 2019
            File No. 001-37348

Dear Mr. Moran:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Notes to Unaudited Condensed Consolidated Financial Statements
8. DEVELOPMENT AWARDS AND DEFERRED REVENUE
Collaboration with Kaken, page 19

1.   Your disclosure on page 19 indicates that under the agreement with Kaken you will be responsible for conducting clinical studies and other development activities for the initial indications of the licensed products. It is unclear how you considered these development obligations when assessing the material promises under the agreement. Please tell us how you determined whether your development obligations represent a material promise under the agreement. Please also explain how you determined that the license and know-how transfer were distinct from your development obligations, thus warranting separate recognition as a performance obligation.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at (202) 551-3636 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance